SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press releases

TURKCELL ANNOUNCEMENT ON A-TEL AGREEMENT

Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement as per the letter sent by Istanbul Stock Exchange inquiring about the necessity of Turkcell to inform the public regarding the letter sent by the presidency of the Board of Directors of A-Tel Pazarlama ve Sanayi Hizmetleri A.S. ("A-Tel") to the presidency of the Board of Directors of Cukurova Holding A.S. ("Cukurova").

Currently, the agreement signed between A-Tel and Turkcell on August 1, 1999 is in force and no amendments have been made as per the above mentioned correspondence. Therefore, there are no developments we can make public at this stage.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 01.02.2005, 10:45	Koray Ozturkler Investor Relations 28.02.2005, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

GENERAL ASSEMBLY OF TURKCELL IS TO CONVENE ON APRIL 29, 2005

Subject: Statement made pursuant to Circular VIII, No. 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On February 21, 2005 the Board of Directors of Turkcell decided that the Ordinary General Assembly of Turkcell for 2004 is to convene at Turkcell Plaza, Conference Room, Mesrutiyet cad. No:153 Tepebasi, Istanbul on Friday, April 29, 2005 at 15:00.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 01.02.2005, 9:30	Selen Doganca Planning and System Control 22.02.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

TURKCELL BoD DECISIONS DATED FEBRUARY 21, 2005

Subject: Statement made pursuant to Circular VIII, No.: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On February 21, 2005 the Board of Directors of Turkcell decided that the registered capital ceiling of Turkcell shall be increased from TL1,500,000,000,000,000 to YTL2,200,000,000 and that the related article of Turkcell's Articles of Association, titled as "Company Capital", shall be amended as a result of transition to the New Turkish Liras in accordance with the amendment in Law Concerning the Monetary Unit of Turkish Republic, in addition to two other articles, which are titled as "Sharing Duties and Assigning Directors" and "Determination and Distribution of the Profit" after receiving the necessary authorizations and the approval of shareholders.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no. VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Nihat Narin Investor Relations 22.02.2005, 09:30	Selen Doganca Planning and System Control 22.02.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 28, 2005	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer